UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE TO/A
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Mount Logan Capital Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.001 par value
(Title of Class of Securities)
62188E103
(CUSIP Number of Class of Securities)
Nikita Klassen
Chief Financial Officer and Corporate Secretary
650 Madison Avenue, 3rd Floor
New York, New York 10022
(212) 891-2880
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Anna T. Pinedo
Brian D. Hirshberg
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Tel. (212) 506-2500
Fax (212) 849-5767
☐      Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Statement
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2025 (the “Schedule TO”), by
Mount Logan Capital Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $15 million of its shares of common stock, $0.001 par value, at a fixed price of $9.43 per share (the “Tender Offer”) upon the terms and subject to the conditions described in the Offer to Purchase (a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, the “Offer to
Purchase”), as amended and restated by the Amended Offer to Purchase dated January 13, 2026 (a copy of which is attached as
Exhibit (a)(1)(F) hereto, the “Amended Offer to Purchase”), the related letter of transmittal (a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO), as amended and restated by the Amended Letter of Transmittal (a copy of which is attached as Exhibit (a)(1)(G) hereto), the related Notice of Guaranteed Delivery (a copy of which was previously filed as Exhibit
(a)(1)(C) to the Schedule TO), as amended and restated by the Amended Notice of Guaranteed Delivery (a copy of which is attached as Exhibit (a)(1)(H) hereto), the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees,
dated December 29, 2025 (a copy of which was previously filed as Exhibit (a)(1)(D) to the Schedule TO), as amended and restated by the Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 13,
2026 (a copy of which is attached as Exhibit (a)(1)(I) hereto), and the Letter to Clients for use by Brokers, Dealers, Commercial
Banks, Trust Companies and Other Nominees, dated December 29, 2025 (a copy of which was previously filed as Exhibit
(a)(1)(E) to the Schedule TO), as amended and restated by the Amended Letter Clients for use by Brokers, Dealers, Commercial
Banks, Trust Companies and Other Nominees, dated January 13, 2026 (a copy of which is attached as Exhibit (a)(1)(J) hereto).
This Amendment No. 1 is intended to provide clarifying revisions to certain procedural requirements relating to the
Tender Offer and to certain statements regarding forward-looking information.
The Amended Offer to Purchase, dated January 13, 2026, amends and restates in full the previously issued Offer to
Purchase, dated December 29, 2025.
Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
The information contained in the Amended Offer to Purchase and the Amended Letter of Transmittal is hereby incorporated by reference in response to all the items of this Amendment No. 1, and as more particularly set forth below.
Item 1. Summary Term Sheet.
Item 1 of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated January 13, 2026, reflecting changes made to the section entitled
“Summary Term Sheet” of the Amended Offer to Purchase, which is attached hereto as Exhibit (a)(1)(F), as a result of the second paragraph of the Introductory Statement above.
Item 4. Terms of the Transaction.
Item 4(a)(1) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated January 13, 2026, reflecting changes made to the sections entitled “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 3 — Procedures for
Tendering Shares,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of
Shares,” and “Section 7 — Conditions of the Offer” of the Amended Offer to Purchase as a result of the second paragraph of the
Introductory Statement above.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
Item 9(a) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated January 13, 2026, reflecting “Section 16 — Fees and Expenses;
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Information Agent; Dealer Manager; Depositary.” No person has been employed, retained, or is to be compensated by the
Company to make solicitations or recommendations in connection with the Offer to Purchase.
Item 11. Additional Information.
Item 11(a)(1) is hereby amended and supplemented to incorporate by reference Exhibit (d)(8), which contains information regarding agreements material to a security holder.
Item 11(c) is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated January 13, 2026, and the Letter of Transmittal as amended and restated by the
Amended Letter of Transmittal reflecting changes made to the Amended Offer to Purchase and Amended Letter of Transmittal as
a result of the second paragraph of the Introductory Statement above.
The Company will amend this Amendment No. 1 to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender
Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit Number	Description
(a)(1)(F)*	Amended Offer to Purchase, dated January 13, 2026.
(a)(1)(G)*	Amended Letter of Transmittal.
(a)(1)(H)*	Amended Notice of Guaranteed Delivery.
(a)(1)(I)*	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 13, 2026.
(a)(1)(J)*	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 13, 2026.
(d)(8)
Staffing and Resource Agreement, dated November 18, 2025, by and between Mount Logan
Capital Inc. and BC Partners Advisors L.P. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 19, 2025 (File No.
001-42813)).

* Filed herewith.
Item 13. Information Required by Schedule 13E-3.
Not applicable.
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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOUNT LOGAN CAPITAL INC.
Date: January 13, 2026	By:	/s/ Edward Goldthorpe
Edward Goldthorpe
Chief Executive Officer
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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)†	Offer to Purchase, dated December 29, 2025.
(a)(1)(B)†	Letter of Transmittal.
(a)(1)(C)†	Notice of Guaranteed Delivery.
(a)(1)(D)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 29, 2025.
(a)(1)(E)†	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 29, 2025.
(a)(1)(F)*	Amended Offer to Purchase, dated January 13, 2026.
(a)(1)(G)*	Amended Letter of Transmittal.
(a)(1)(H)*	Amended Notice of Guaranteed Delivery.
(a)(1)(I)*	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 13, 2026.
(a)(1)(J)*	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 13, 2026.
(a)(5)(A)
Press release announcing initiation of shareholder record search relating to expected $15 million Tender Offer, dated December 11, 2025 (incorporated herein by reference to Exhibit
99.1 to the Company’s Current Report on Form 8-K, filed on December 11, 2025).

(a)(5)(B)
Press release announcing commencement of the Tender Offer, dated December 29, 2025
(incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form
8-K, filed on December 29, 2025).

(a)(5)(C)	Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed on November 13, 2025.
(d)(1)	Dealer Manager Agreement, dated December 29, 2025, by and between the Company and Ladenburg Thalmann.
(d)(2)
Third Amended and Restated Servicing Agreement between Mount Logan Capital Inc. and
BC Partners Advisors L.P. (incorporated herein by reference to Exhibit 10.4 to the Company’s
Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(3)
Investment Advisory Agreement between Opportunistic Credit Interval Fund and Mount
Logan Management LLC (incorporated herein by reference to Exhibit 10.6 to the Company’s
Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(4)
Investment Advisory Agreement between Logan Ridge Finance Corporation and Mount
Logan Management LLC (incorporated herein by reference to Exhibit 10.7 to the Company’s
Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(5)
Amended and Restated Master Services Agreement between MLC US Holdings LLC and
Sierra Crest Investment Management LLC (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File
No. 333-286043)).

(d)(6)
Staffing Agreement by and among Mount Logan Management LLC and BC Partners Advisors
L.P. (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration
Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(7)	2025 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on December 4, 2025 (File No. 333-291939)).
(d)(8)
Staffing and Resource Agreement, dated November 18, 2025, by and between Mount Logan
Capital Inc. and BC Partners Advisors L.P. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 19, 2025 (File No.
001-42813)).

107†	Calculation of Filing Fee Table.

†  Previously filed on December 29, 2025 with the Tender Offer Statement on Schedule TO.
*  Filed herewith.